Québec

CERTIFICAT DE MODIFICATION

Loi sur les compagnies, Partie IA
(L.R.Q., chap. C-38)

J'atteste par les présentes que la compagnie

OR GAMMON INC.

et sa ou ses version(s)

GAMMON GOLD INC.

a modifié ses statuts le ***7 JUIN 2007***, en vertu de la partie IA de la Loi sur les compagnies, comme indiqué dans les statuts de modification ci-joints.

Déposé au registre le 8 juin 2007
sous le numéro d'entreprise du Québec 1147453402

Registraire des entreprises
Québec

Registraire des entreprises

N230I12G04O31JA

LEX-302 (2007-04)

Registraire des entreprises
Québec

Statuts de modification

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Numéro d'entreprise du Québec										
NEQ	1	1	4	7	4	5	3	4	0	2

1. Nom - Inscrire le nouveau nom de la compagnie si celui-ci est modifié et inscrire le nom antérieur à la section 5.
ou
- Inscrire le nom actuel si vous le conservez et inscrire S. O. à la section 5.

OR GAMMON INC. / GAMMON GOLD INC.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. Les statuts de la compagnie sont modifiés de la façon suivante :

The name of the Company is hereby changed to: OR GAMMON INC. / GAMMON GOLD INC.

3. Date d'entrée en vigueur (si différente de la date du dépôt des statuts de modification) pour les demandes qui ne sont pas visées par la section 4.

	Année	Mois	Jour
Date postérieure à celle du dépôt :			

4. Modification des statuts en vertu de l'article 123.140 et suivants de la *Loi sur les compagnies*

Marquer la case d'un X si la demande de modification est présentée pour rectifier une illégalité, une irrégularité ou pour y insérer une disposition requise par la *Loi sur les compagnies* :
- qui ne porte pas atteinte aux droits des actionnaires ou des créanciers (art. 123.140); ☐
- qui peut porter atteinte aux droits des actionnaires ou des créanciers - joindre copie du jugement (art. 123.141). ☐

	Année	Mois	Jour
Date d'entrée en vigueur (la modification rétroagit à la date du certificat accompagnant les statuts que l'on modifie, à moins que les présents statuts ou le jugement ne mentionnent une date ultérieure) :			

5. Nom antérieur à la modification (si différent de celui mentionné à la section 1).

RESSOURCES GAMMON LAKE INC. / GAMMON LAKE RESOURCES INC.

Réservé à l'administration
Québec
Déposé le
- 7 JUIN 2007
Le registraire des entreprises

Signature de l'administrateur autorisé

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